Schering AG: Publication of positive data on AGT-MI for angiogenic therapy ("Bio-Bypass")

Berlin, October 15, 2003 - Schering AG, Germany (FSE: SCH; NYSE: SHR) announced today that the results of the AGENT-2 study, part of the clinical development program for the AGT-MI project, were published in the Journal of the American College of Cardiology. The study examined the efficacy and safety of Schering's product in improving blood flow in the hearts of patients with ischemic heart disease. The study showed positive outcomes of its therapeutic angiogenic product Ad5FGF-4 in the treatment of patients with chronic stable angina.

"We are very positive about these efficacy and safety data. We feel confident that this data will enable us to reach our goal to offer this product after approval to doctors and patients as a breakthrough treatment. The AGENT trials are the most extensive gene therapy trial program worldwide in the area of ischemic heart disease", said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics at the Schering Group. Schering's AGT-MI is one of the first projects in the field of gene therapy, which has entered advanced clinical trials. Schering is one of the pharmaceutical companies active in the field of regenerative medicine.

END

Additional information

The substance of AGT-MI, Ad5FGF-4, is an adenoviral vector that has been designed to transport the gene that encodes for the growth factor FGF-4 into cells of the heart, leading to the formation of new small blood vessels (angiogenesis). This procedure is sometimes referred to as a "microcirculatory bypass". The product or a placebo was delivered through a subselective catheter into the coronary vessels of the hearts of 52 patients with coronary blood flow (perfusion) defects during a minor surgical procedure. Four and eight weeks later, perfusion of the heart muscle was measured in these patients with single photon emission tomography (SPECT) imaging.

Angiogenesis with Ad5FGF-4 is designed to stimulate new blood vessel growth which may provide alternate routes for blood to flow into oxygen-deprived ischemic areas of the heart due to blocked or narrowed arteries. Envisioned as a procedure that could be administered by interventional cardiologists, Ad5FGF-4 involves a one-time administration of an adenoviral gene therapy vector containing the human Fibroblast Growth Factor 4 (FGF4) angiogenic gene delivered into the coronary arteries through a standard catheter.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de

Your contacts in the US:
Media Relations: Jeanine O'Kane, T:+1-973-487 2095, jeanine_O'kane@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng